December 14, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attention: Jay E. Ingram, Attorney Advisor

Re:	Diebold, Inc. Definitive 14A Filed March 19, 2007 File No. 001-04879

Dear Mr. Ingram:
     Diebold, Incorporated, an Ohio corporation (“we,” “us” or the “Company”), is submitting this letter in response to the second comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2007 (the “Comment Letter”), with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 19, 2007 (the “2007 proxy statement”).
     Below is the Company’s response to the comment contained in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
1.	Please revisit your responses to comments 4, 6-7, 10, and 13 of our letter dated August 21, 2007 and provide us with a clear indication of the extent to which you intend to comply with the comments in future filings. Although you have provided us with additional information to consider in better understanding your disclosure, it is still not clear how you intend to comply with the comments in future filings. Please advise.
     Response:
     In the Company’s response letter to the Commission, dated September 24, 2007, we provided additional disclosure and explanatory information in response to the Commission’s comments, including comments 4, 6-7, 10 and 13. These five comments related generally to our market benchmarking practices, the role and input of our Chief Executive Officer in our compensation processes, the impact of individual performance on our compensation practices, our multiple pension plans and policies regarding extra years of credited service, and an analysis of our post-termination payment practices.

Securities and Exchange Commission
December 14, 2007

     The Company supplementally advises the Commission that it intends to comply as appropriate with these five comments in the Company’s future filings requiring disclosure under Item 402 of Regulation S-K, including the Company’s definitive proxy statement for the Company’s 2008 Annual Meeting of Shareholders.
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     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its 2007 proxy statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to its 2007 proxy statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,
/s/Thomas W. Swidarski
Thomas W. Swidarski
President and Chief Executive Officer